NEWS RELEASE

Agrium Announces the Completion of its $900-million Substantial Issuer Bid

October 25, 2012 – ALL AMOUNTS ARE STATED IN Cdn$ UNLESS OTHERWISE INDICATED

CALGARY, ALBERTA – (October 25, 2012) – Agrium Inc. (“Agrium” or the “Corporation”) (TSX and NYSE: AGU) announced today that it has taken up and paid for 8.74 million common shares (“Shares”) at a price of $103.00 per Share (the “Purchase Price”) under the Corporation’s substantial issuer bid to repurchase up to $900,000,000 of its Shares (the “Offer”). The Shares purchased represent 5.5 percent of the Shares outstanding as of October 19th, 2012 (undiluted). After giving effect to the repurchase, Agrium has 149.4 million Shares issued and outstanding (undiluted).

Shareholders had the opportunity to tender shares until 5:00 p.m. Eastern Time on October 19, 2012, by electing an auction tender at a price of their choice between $95.00 and $107.00 per Share or, alternatively, by electing a purchase price tender at which they could sell their Shares at the purchase price determined by the Corporation.

The Offer was oversubscribed. As a result, shareholders who made auction tenders at the $103.00 Purchase Price or below and shareholders who made a purchase price tender had approximately 87.9 percent of their Shares purchased by Agrium. However, the Shares of odd-lot holders who tendered their Shares at or below the Purchase Price were purchased in their totality. In accordance with the terms of the Offer, Shares tendered under an auction tender at a price higher than the Purchase Price were not repurchased. Any Shares not purchased, including Shares tendered at prices higher than the Purchase Price or invalidly deposited, will be returned to shareholders.

Ownership of the Shares not purchased by the Corporation under the Offer will not be affected by the transaction.

Morgan Stanley Canada Limited and Morgan Stanley & Co. LLC acted as dealer managers in connection with the Offer in Canada and the United States, respectively, and as financial advisor to Agrium.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor/Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761